Thermon Group Holdings, Inc.

100 Thermon Drive

San Marcos, Texas 78666

May 2, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Joseph McCann

Re:          Thermon Group Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-172007)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Thermon Group Holdings, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-172007) (as amended, the “Registration Statement”), be declared effective at 3:30 p.m., Washington, D.C. time, on May 4, 2011, or as soon thereafter as practicable.  By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

In connection with the acceleration of the declaration of effectiveness of the Registration Statement, the Company hereby acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

THERMON GROUP HOLDINGS, INC.

By:	/s/ Rodney Bingham
Rodney Bingham
President and Chief Executive Officer

Signature Page to Acceleration Request